Rule 424(b)(3)
                                                   Registration No. 333-60474


PRICING SUPPLEMENT NO. 225/A dated May 25, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PZN4

ISIN:                           US52517PZN40

Specified Currency:             US Dollars

Principal Amount:               US$2,000,000.00

                                Total                  Per Note
Issue Price:                    US$2,000,000.00        100%
Agent's Commission:             US$        0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$2,000,000.00        100%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will form a single tranche with the $15,000,000 aggregate principal amount of Medium-Term Notes, Series G, due May 26, 2015, that Lehman Brothers Holdings will issue on May 26, 2005, as described in Pricing Supplement No. 225 dated May 4, 2005. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $17,000,000. In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue additional Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

We may also issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP number as, and trade interchangeably with these Notes immediately upon settlement.

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            May 26, 2005

Stated Maturity Date:           May 26, 2015, subject to Optional Redemption;
                                provided that if such day is not a New York
                                Business Day or London Business Day, then such day will be the following New York Business Day and London Business Day unless such day falls in the following month in which case it will be the preceding New York Business Day and London
                                Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable


[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through August
                                25, 2005, 9.75%.

                                For each interest period from August 26, 2005 until the Stated Maturity Date, the greater of:
                                *  0%, or
                                * the Interest Rate per Annum relating to the immediately preceding Interest Payment Date, plus the applicable Spread, minus 3-Month LIBOR.

Spread:                         From August 26, 2005 through November 25,
                                   2005: 3.25%.
                                From November 26, 2005 through February 25,
                                   2006: 3.50%.
                                From February 26, 2006 through May 25,
                                   2006: 3.75%.
                                From May 26, 2006 through May 25, 2007: 4.00%.
                                From May 26, 2007 through May 25, 2008: 4.25%.
                                From May 26, 2008 through May 25, 2009: 4.50%.
                                From May 26, 2009 through May 25, 2010: 4.75%.
                                From May 26, 2010 through May 25, 2011: 5.00%.
                                From May 26, 2011 through May 25, 2012: 5.50%.
                                From May 26, 2012 through May 25, 2013: 6.00%.
                                From May 26, 2013 through May 25, 2014: 6.50%.
                                From May 26, 2014 until the Stated Maturity
                                   Date: 7.00%.

3-Month LIBOR:                  Set in arrears each Interest Determination
                                Date, the offered rates (British Banker
                                Association) for deposits in U.S. dollars for a period of three months, commencing on such Interest Determination Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that Interest Determination Date. If
                                3-Month LIBOR cannot be determined on an Interest Determination Date as described above, then the Interest Rate Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement, substituting
                                "five" in each place "four" appears with respect to the number of major banks in the London interbank market selected by the Interest Rate Calculation Agent, for deposits in U.S. dollars for a period of three months, commencing on such Interest Determination
                                Date.

Interest Determination Dates:   The 3-Month LIBOR rate for each interest period
                                will be determined 2 London Business Days prior to the Interest Payment Date for that interest period.

Interest Payment Dates:         Each August 26, November 26, February 26, and
                                May 26, commencing on August 26, 2005, subject to Optional Redemption; provided that if such day is not a New York Business Day or London
                                Business Day, then such day will be the
                                following New York Business Day and London
                                Business Day unless such day falls in the following month in which case it will be the preceding New York Business Day and London
                                Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

New York Business Day:          Any day that is not a Saturday or a Sunday and
                                that, in New York City, is not on a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on August
                                26, 2005. Notice of redemption will be given not less than five New York and London Business
                                Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. You should consider the risk that the Interest Rate calculation provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate you receive will decrease as 3-Month LIBOR increases, and increase as 3-Month LIBOR decreases, because the interest rates on the Notes after the first Interest Payment Date will be determined by adding a spread to the interest rate relating to the previous Interest Payment Date and subtracting 3-Month LIBOR. Generally, as market rates increase, the market value of fixed rate debt instruments will decrease. Because the interest rate on the Notes will decrease as 3-Month LIBOR increases, and may decrease to zero, in some circumstances where 3-Month LIBOR sets above the previous coupon plus the spread, the market value of the Notes can be expected to decrease to a much greater extent than the market rate of fixed rate notes if interest rates increase.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the availability of comparable instruments and the aggregate principal amount of the Notes. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 3-Month LIBOR

Hypothetical Interest                     Hypothetical Interest
Determination Date     3-Month LIBOR      Determination Date     3-Month LIBOR

February 26, 1987      6.438              May 27, 1996           5.500
May 26, 1987           7.312              August 26, 1996        5.500
August 26, 1987        7.000              November 26, 1996      5.500
November 26, 1987      7.562              February 26, 1997      5.531
February 26, 1988      6.875              May 26, 1997           5.781
May 26, 1988           7.625              August 26, 1997        5.719
August 26, 1988        8.750              November 26, 1997      5.875
November 28, 1988      9.500              February 26, 1998      5.676
February 27, 1989      10.312             May 26, 1998           5.691
May 26, 1989           9.750              August 26, 1998        5.688
August 28, 1989        8.969              November 26, 1998      5.250
November 27, 1989      8.312              February 26, 1999      5.026
February 26, 1990      8.250              May 26, 1999           5.042
May 28, 1990           8.375              August 26, 1999        5.492
August 27, 1990        8.312              November 26, 1999      6.106
November 26, 1990      8.188              February 28, 2000      6.101
February 26, 1991      6.875              May 26, 2000           6.826
May 27, 1991           6.062              August 28, 2000        6.680
August 26, 1991        5.750              November 27, 2000      6.749
November 26, 1991      5.000              February 26, 2001      5.194
February 26, 1992      4.250              May 29, 2001           4.000
May 26, 1992           4.000              August 27, 2001        3.518
August 26, 1992        3.500              November 26, 2001      2.156
November 26, 1992      3.875              February 26, 2002      1.901
February 26, 1993      3.250              May 28, 2002           1.900
May 26, 1993           3.312              August 26, 2002        1.796
August 26, 1993        3.250              November 26, 2002      1.428
November 26, 1993      3.500              February 26, 2003      1.340
February 28, 1994      3.750              May 27, 2003           1.280
May 26, 1994           4.625              August 26, 2003        1.140
August 26, 1994        5.000              November 26, 2003      1.170
November 28, 1994      6.062              February 26, 2004      1.120
February 27, 1995      6.250              May 26, 2004           1.300
May 26, 1995           6.062              August 26, 2004        1.781
August 28, 1995        5.875              November 26, 2004      2.400
November 27, 1995      5.812              February 28, 2005      2.920
February 26, 1996      5.250


The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Lehman Brothers Holdings Inc. may choose to redeem the Notes at times when prevailing interest rates are relatively low. As a result, investors generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.18%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer